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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Horizon Offshore, Inc.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

44043J105

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 44043J105			Page 2 of 9

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-Funds of investment company clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 52,278,306

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 52,278,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,278,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on 212,783,964 shares of Common Stock outstanding on November 1, 2005 as reported in the Issuer’s proxy statement filed on November 9, 2005 and an additional 459,055,251 shares issued on December 12, 2005 as reported in the Issuer’s 8-K filed on December 12, 2005.

CUSIP No. 44043J105			Page 3 of 9

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 52,278,306

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 52,278,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,278,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%(1)

14.	Type of Reporting Person (See Instructions): IA/PN

(1)	Based on 212,783,964 shares of Common Stock outstanding on November 1, 2005 as reported in the Issuer’s proxy statement filed on November 9, 2005 and an additional 459,055,251 shares issued on December 12, 2005 as reported in the Issuer’s 8-K filed on December 12, 2005.

CUSIP No. 44043J105			Page 4 of 9

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 52,278,306

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 52,278,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,278,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Based on 212,783,964 shares of Common Stock outstanding on November 1, 2005 as reported in the Issuer’s proxy statement filed on November 9, 2005 and an additional 459,055,251 shares issued on December 12, 2005 as reported in the Issuer’s 8-K filed on December 12, 2005.

CUSIP No. 44043J105			Page 5 of 9

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 52,278,306

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 52,278,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,278,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 212,783,964 shares of Common Stock outstanding on November 1, 2005 as reported in the Issuer’s proxy statement filed on November 9, 2005 and an additional 459,055,251 shares issued on December 12, 2005 as reported in the Issuer’s 8-K filed on December 12, 2005.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2005 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
The “Introduction” is hereby amended and restated in its entirety to clarify that the amendments to the Issuer’s certificate of incorporation and subsequent conversion of shares of Series B Preferred Stock held by Crusader was not effective until October 27, 2005 rather than September 15, 2005 as previously reported.
Introduction
     Pursuant to a Recapitalization Letter Agreement (the “Recap Agreement”; filed as Exhibit 7(a) hereto), dated March 31, 2005, among Horizon Offshore, Inc., a Delaware corporation (the “Issuer”), Crusader and the other holders of the Issuer’s subordinated notes (the “Subordinated Notes”), the holders (including Crusader) of the Subordinated Notes agreed to exchange $84,972,823 aggregate principal amount of Subordinated Notes and 1,400 shares of the Issuer’s outstanding Series A redeemable participating preferred stock (the “Series A Preferred Stock”) for 60 million shares of the Issuer’s common stock, par value $1.00 per share (the “Common Stock”) and one million shares of a new series of the Issuer’s Series B mandatorily convertible preferred stock (the “Series B Preferred Stock”). The Series B Preferred Stock was not entitled to any dividend or voting rights (except as required by the Delaware General Corporation Law), but was mandatorily convertible into shares of Common Stock upon the amendments to the Issuer’s certificate of incorporation as described below. The shares of Common Stock and Series B Preferred Stock were issued on June 10, 2005. The shares of Common Stock and Series B Preferred Stock were also issued in consideration of the holders of the Subordinated Notes having consented to a new $70 million term loan senior secured financing agreement (the “Financing Agreement”), dated as of March 31, 2005, among the Issuer, each of its subsidiaries party thereto, Manchester Securities Corp., as collateral and administrative agent, and the other lenders specified therein, release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reducing their interest rate to 8% per annum payable-in-kind, and, if applicable, participating in the financing transaction as a lender. In addition, certain of the holders of the Subordinated Notes, including Crusader, participated in the Financing Agreement as lenders. Crusader agreed to provide $8 million of the $70 million pursuant to the Financing Agreement.
     In consideration for the above, Crusader received an amended Subordinated Note of approximately $1.4 million in principal amount along with 5,107,471 shares of Common Stock and 85,124.5 shares of Series B Preferred Stock on June 10, 2005.
     The Issuer agreed to call a meeting of its stockholders, which was held on September 13, 2005, to amend the Issuer’s certificate of incorporation to increase the number of authorized shares of Common Stock to accommodate the conversion of the Series B Preferred Stock described above and to reduce or eliminate any par value for the shares of Common Stock. The amendments to the Issuer’s certificate of incorporation, were approved on October 26, 2005. All shares of the Series B Preferred Stock not previously converted by the holders thereof automatically converted into shares of Common Stock on December 12, 2005. The conversion rate was set such that the total outstanding Common Stock issued in the recapitalization transactions (the initial 60 million shares plus the shares issued upon conversion of the Series B Preferred Stock) represented an aggregate of 95% of the Issuer’s Common Stock on a fully diluted basis (which calculation excluded out-of-the-money director and employee stock options), pro forma for the recapitalization transactions and certain other transactions described in the Recap Agreement. Each party to the Recap Agreement agreed to exercise any voting power it may have had to approve the amendments to the Issuer’s certificate of incorporation, and to execute such documentation and take such other action as may have reasonably been required in connection therewith. The parties to the Recap Agreement held a sufficient number of shares to ensure adoption of the amendments to the Issuer’s certificate of incorporation.

     Crusader agreed to convert its shares as of October 27, 2005 and received 47,170,835 shares of Common Stock upon conversion of its Series B Preferred Stock.
     The Issuer also entered into a registration rights agreement covering resales of the remaining Subordinated Notes and all Common Stock issued in the recapitalization transactions.
Item 5. Interest in Securities of the Issuer
The first sentence in Item 5(a) is hereby amended and restated as follows:
     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the 212,783,964 shares of Common Stock outstanding on November 1, 2005, as reported in the Issuer’s 10-Q for the period ending September 30, 2005 plus the 459,055,251 shares of Common Stock issued upon conversion of the Series B Preferred Stock, for a total of 671,839,215 shares of Common Stock outstanding) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 14, 2005

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
Name:	James Dondero
Title:	President

/s/ James Dondero
James Dondero

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

APPENDIX I
     The name of each director and officer of Strand is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Pat Daugherty	Secretary
J. Kevin Ciavarra	Assistant Secretary
Todd A. Travers	Assistant Secretary
Appu Mundassery	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Assistant Treasurer